UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 27, 2008

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        On May 26, 2008, American Israeli Paper Mills Ltd. (AMEX:AIP, the “Company”) publicly filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) a shelf prospectus (the “Shelf Prospectus”) pursuant to which the Company may issue from time to time:

i.	Up to 1,000,000 ordinary shares of the Company, par value NIS 0.01each;

ii.	Up to five series of debentures (series 3 to 7) each of a total principal amount of up to NIS 1,000,000,000, payable in a number of payments, no less than one (1) payment and no more than ten (10) annual payments, or no less than one (1) payment and no more than twenty (20) semiannual payments, the payments being equal and continuous. The linkage basis, the type of interest, the interest rate or the spread above or under the base interest will all be detailed in the offer report or will be set in a tender in accordance with which the initial offering of the debentures shall be made. The interest shall be paid either annually in one installment or semiannually in two installments or quarterly in four installments. The date of payment, the basis of linkage (or lack thereof), the type of interest, the interest rate or the fashion in which it will be set, will be determined by the Company with the initial offering of the debentures from the relevant series;

iii.	Up to five series of convertible debentures (series 8 to 12) each of a total principal amount of up to NIS 1,000,000,000, payable in a number of payments, no less than one (1) payment and no more than ten (10) annual payments, or no less than one (1) payment and no more than twenty (20) semiannual payments, the payments being equal and continuous (convertible to ordinary shares of the Company, par value NIS 0.01 each on every day commencing from their registration on the TASE up to a number of day before the end of the debenture period for the relevant series, except for a number of days before the record date for the partial redemption and until the date of execution of the partial redemption, and all as shall be detailed in the initial offering report for debentures of the relevant series). The linkage basis, the type of interest, the interest rate or the spread above or under the base interest will all be detailed in the offering report or will be set in a tender in accordance with which the initial offer of the debentures shall be made. The interest shall be paid either annually in one installment or semiannually in two installments or quarterly in four installments. The date of payment, the basis of linkage (or lack thereof), the type of interest, the interest rate or the fashion in which it will be set, will be determined by the Company with the initial offering of the debentures from the relevant series. The redemption price per share shall not be lower than the par value of each ordinary share of the Company at the time of the initial offer of the debentures, subject to adjustments;

iv.	Up to four series of warrants (series A to D), each series including no more than 10,000,000 warrants, each warrant is exercisable into one ordinary share of the Company, par value NIS 0.01 each, subject to adjustments, in return for cash payment, and on every TASE trade day, commencing from their registration for trade on the TASE and until the expiration date. The linkage basis (or lack thereof) of the exercise price will be detailed in the offering report in accordance with which the initial offer of the warrants shall be made. A warrant from the aforementioned series, that will not be exercised prior to the expiration date or at all, will expire and its holder will not be entitled to any right from the Company; and

v.	Up to four series of warrants (series E to H), each series including no more than 1,000,000 warrants, each warrant is exercisable to debentures with principal amount of NIS 100 from Series 2, 3 to 7 and 8 to 12 of the Company, subject to adjustments, in return for cash payment (each series of warrants shall be exercisable only to one of the aforementioned series of debentures), and all on every TASE trade day from their registration on the TASE and until the expiration date (with the exception of the period commencing on the 12th and ending on the 16th of each calendar month, in the event the exercise price is linked to the consumer price index in Israel), all as detailed in the initial offering report of the warrants from series E to H. The linkage basis (or lack thereof) of the exercise price of the warrants of each of the series will be detailed in the offering report. A warrant from series E to H that will not be exercised by the expiration date or at all will expire and its holder will not be entitled to any right from the Company.

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        The offering of the aforementioned ordinary shares, debentures and warrants in accordance with the Shelf Prospectus shall be made in accordance with Article 23A(F) to the Israeli Securities Law of 1968, pursuant to shelf offering reports, in which all the details specific to that offering shall be disclosed.

        The securities covered by the Shelf Prospectus have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

        On May 22, 2008 the Company received a resignation letter from Ronit Bloom, an external director. Ms. Bloom pointed out that due to other offices she holds, there is a potential for an affiliation between her and the controlling shareholder of the Company (the IDB Group). The Israeli Companies Law of 1999 prohibits certain affiliations between an external director and the controlling shareholder of the company in which the said external director serves. Therefore, and for the sake of caution, Ms. Bloom decided to resign.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Lea Katz Corporate Secretary

Dated: May 27, 2008

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